Exhibit 21.1

SUBSIDIARIES OF CYTYC CORPORATION

Company	Jurisdiction of organization
Cytyc (Australia) PTY LTD	Australia
Cytyc Canada, Limited	Canada
Cytyc Europe, S.A.*	Switzerland
Cytyc S.a.r.l.*	Switzerland
Cytyc Germany GmbH	Germany
Cytyc Iberia, S.L.	Spain
Cytyc (UK) Limited	United Kingdom
Cruiser, Inc.	Delaware
Cytyc Health Corporation	Delaware
Cytyc Healthcare Ventures, LLC	Delaware
Cytyc Interim, Inc.	Delaware
Cytyc International, Inc.	Delaware
Cytyc Limited Liability Company	Delaware
Cytyc Limited Partnership	Massachusetts
Cytyc Securities Corporation	Massachusetts

*	Cytyc Suisse, S.A. is a subsidiary of Cytyc Europe, S.A.; Cytyc Italia S.r.l. and Cytyc France S.A.R.L. are subsidiaries of Cytyc S.a.r.l.